December 9, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Jonathan Burr
Division of Corporation Finance
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Red Oak Capital Intermediate Income Fund, LLC
Offering Statement on Form 1-A
Filed July 21, 2020
File No. 024-11274

Dear Mr. Burr:

This letter is submitted on behalf of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company (the “Issuer”). I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the oral comment received on December 3, 2020 (the “Oral Comment”) from the staff of the Division of Corporation Finance (the “Staff”) of the Commission to the Issuer’s Offering Statement on Form 1-A filed on July 21, 2020, as previously amended (the “Offering Statement”).

For ease of reference, the Staff’s Oral Comment is reproduced below in bold and is followed by the corresponding response of the Issuer. Page numbers referenced herein are to the Third Amendment to the Offering Statement filed with the Commission on November 24, 2020 (the “Third Amendment”). Capitalized terms used but not defined herein have the meanings ascribed them in the Third Amendment.

1.
In light of your revised disclosure under “INVESTMENT POLICIES OF OUR COMPANY” please provide us with an analysis of why your offering should not be aggregated with that of the Sponsored Funds for purposes of the $50 million maximum permitted under Regulation A. Please include in your analysis a description of the mechanics of your acquisition of a participation interest in a Participation Loan at the same time as initial funding to the underlying borrower versus after such initial funding.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Mr. Jonathan Burr
U.S. Securities and Exchange Commission
December 9, 2020

Issuer’s Response:

The Issuer respectfully submits that its offering should not be aggregated with the offerings of any of the other Sponsored Funds for purposes of the $50 million maximum offering permitted in any 12 month period under Regulation A. Regardless of whether acquisition of a participation interest occurs concurrently with initial funding of a Participation Loan to the underlying borrower (“Initial Funding”) or at some later date, neither our aggregate assets nor the aggregate assets of any Sponsored Fund from whom we acquire a participation interest will be increased as a result of our participation. For example, if a Sponsored Fund originates a $10 million loan and we invest $3 million to acquire a participation interest in such loan, following our acquisition of the participation interest the originating Sponsored Fund will have a $7 million participation interest in the $10 million loan and $3 million in chase regardless of when our acquisition occurs.

The Issuer also respectfully notes that none of Title IV of the JOBS Act, Regulation A, Release No. 33-9741 (Mar. 25, 2015) (the “Regulation A Adopting Release”), or Release No. 33-10844 (Nov. 2, 2020) (the “Regulation A Expansion Release”) proposes or requires the aggregation of offerings by affiliated issuers when determining whether the $50 million maximum offering limit has been reached. Notably, in the Regulation A Adopting Release, the only instances in which affiliates are addressed are in the context of (i) clarifying that “affiliated issuer” in Item 6 of Part I only includes “affiliates of the issuer that are issuing securities in the same offering for which qualification is currently being sought under Regulation A,” and (ii) the “bad actor” disqualifications of Regulation A. Similarly, in the Regulation A Expansion Release, affiliates are only addressed with respect to Regulation A in the context of the updated disqualification provisions of Rule 262. Compare this with Title III of the JOBS Act, Regulation Crowdfunding, and Release No. 33-9974 (Oct. 30, 2015) (the “Regulation Crowdfunding Adopting Release”), which all make clear that affiliated issuers must be aggregated for purposes of determining whether the $1 million aggregate annual offering amount, as has been adjusted, has been reached. We believe that the Title IV of the JOBS Act, Regulation A and the respective releases have offered ample opportunity for Congress and the Commission to clarify whether offerings of affiliated issuers under Regulation A may be aggregated and, if so, the standards, if any, under which such aggregation may occur. It does not appear that the Commission or Congress has done so. Accordingly, as an aggregation of offerings by affiliated issuers is not included anywhere in Title IV of the JOBS Act, Regulation A, the Regulation A Adopting Release, or the Regulation A Expansion Release, the Issuer respectfully submits that to impose an aggregation requirement on distinct and separate offerings of the various Sponsored Funds and/or the Issuer would be improper regardless of the mechanics of our investment in participation interests.

Mr. Jonathan Burr
U.S. Securities and Exchange Commission
December 9, 2020

As set forth under “INVESTMENT POLICIES OF OUR COMPANY,” we may acquire participation interests in Participation Loans either concurrently with Initial Funding or after such funding has occurred. Our due diligence and underwriting standards and processes are very similar between acquiring participation interests at Initial Funding and acquiring them after Initial Funding. However, instead of our Investment Committee providing preliminary and continuing approvals throughout the loan process for a participation at Initial Funding as described on page 35, our Investment Committee would receive a due diligence and underwriting memorandum as described on p. 35, which would then include both the final underlying loan documents and the proposed terms of our acquisition of a participation interest. If we elect to participate in an Initial Funding, we will fund our portion of the underlying loan representing our participation interest therein into closing escrow to be funded to the underlying borrower, and if we participate following Initial Funding we will purchase our participation interest from the applicable Sponsored Fund by paying to the applicable Sponsored Fund a pro rata portion of the outstanding principal amount of the underlying loan corresponding to our participation interest.

While there may be differences in underwriting and funding process between acquiring a participation interest concurrently with Initial Funding or after the fact, in each case, the end result of our acquisition of a participation interest will be the same. The originating Sponsored Fund will own its majority participation interest in the Participation Loan and we will own our minority participation interest, with each participation interest subject to the terms of the Participation Agreement agreed amongst us and the originating Sponsored Fund. In most circumstances, we expect that our participation interest will include a right to priority of payment our of payments made by the underlying borrower and that we will get paid a lesser interest rate on our participation interest with the originating Sponsored Fund correspondingly receiving a greater interest rate on its participation interest in the applicable Participation Loan. Such a balancing of priority and interest rate reflect the differences in our offering of Bonds to those bonds offered by the Sponsored Funds. Our Bonds have a lower interest rate, shorter term and no contingent interest payment in comparison to the bonds offered by the Sponsored Funds which have higher base interest rates, longer terms and contingent interest payments.

We do not believe that either of our two processes for acquisition of participation interests should result in the aggregation of our offering with the offerings of the Sponsored Funds, or any of them, for purposes of the $50 million maximum under Regulation A. The Issuer and each of the Sponsored Funds is a separate and distinct entity with a separate and distinct pool of capital. Each Sponsored Fund offering is a distinct offering of the securities of a separate issuer from us. While the Issuer and any of the Sponsored Funds’ may own participations in a single loan represented by one promissory note and security agreement, these participations are distinct assets with disparate rights and returns. As described above and in the Third Amendment, we are looking for borrowers at the lower end of the risk spectrum originated by the Sponsored Funds, will acquire solely minority participation interests, and, in most cases, will trade higher priority of repayment for a lower interest rate. On the other hand, because they must pay their bondholders higher interest rates and intend to generate contingent interest payments, the Sponsored Funds may find higher risk borrowers attractive, and will allow us to take higher priority in payment from underlying borrowers in exchange for higher interest rates paid to the applicable Sponsored Fund. We respectfully submit that, as a result of the distinctions between the issuers, securities offered and investment philosophies of the Issuer versus the Sponsored Funds, they should not be aggregated for purposes of the $50 million maximum.

Mr. Jonathan Burr
U.S. Securities and Exchange Commission
December 9, 2020

Additionally, the Staff has expressed concern at the perceived comingling of the Issuer’s funds with that of the Sponsored Funds, or any of them. As discussed above, we respectfully submit that no comingling will occur regardless of the timing of our investment in a participation interest. In each case, whether we acquire the participation interest concurrent with Initial Funding, or by purchase from the originating Sponsored Fund after the fact, our Investment Committee, reviewing pursuant to our underwriting and investment criteria in accordance with our policies described under “INVESTMENT POLICIES OF OUR COMPANY” will exercise sole control over whether we acquire the participation interest. No Sponsored Fund will exercise control over our net proceeds.

This remains the case even if we acquire participation interests following Initial Funding. While it is true that we will deliver our net proceeds to a Sponsored Fund to acquire a participation interest following Initial Funding, such an acquisition should not be considered a comingling of our assets with that of the applicable Sponsored Fund. In neither our case, nor that of the Sponsored Fund, will the aggregate assets of the applicable Regulation A issuer be increased as a result of a post-Initial Funding investment (nor would they be increased in the case of a concurrent funding either). We do not view the delivery of value from us (cash) for value from the Sponsored Fund (participation interest) to result in a commingling of our funds with that of the applicable Sponsored Fund any more than a third party purchase of a participation interest from a Sponsored Fund would result in the funds of such third party being considered comingled with that of the Sponsored Fund.

As noted above, we do not believe aggregation of affiliated issuers’ Regulation A offerings to be proper under Title IV of the Jobs Act, Regulation A, or any of the published guidance of the Commission on Regulation A. Further, we submit that even if the Commission considers such aggregation to be proper in certain cases, this is not one of them. No Sponsored Fund will have control over our assets and our assets will not be commingled with any Sponsored Fund.

The Issuer respectfully believes that the information contained herein is responsive to the Oral Comment received from the Staff. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:
Gary Bechtel (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)